SCHEDULE I

to

ARTICLES OF CONTINUANCE

Quest Capital Corp.
(the "Corporation")

1.           Special Rights and Restrictions

1.1                      The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1(a)
Issuance in Series:  First Preferred Shares may at any time and from time to time be issued in one or more series.  The Directors may from time to time by resolution of the directors passed before the issue of any First Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of First Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of First Preferred Shares in, and to determine the designation of the First Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the First Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 1.1.

1.1(b) Ranking of First Preferred Shares:  The First Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares (hereinafter defined) and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Article 1.1(a).

1.1(c)Voting Rights:  Holders of First Preferred Shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation, except for meetings at which any holders of a specified class or series are entitled to vote, and to one vote in respect of each First Preferred Share held at all such meetings.

1.2                      The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

1.2(a)
Issuance in Series:  Second Preferred Shares may at any time and from time to time be issued in one or more series.  The Directors may from time to time by resolution of the directors passed before the issue of any Second Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of Second Preferred Shares of any particular series, alter the Memorandum of the Corporation to fix the number of Second Preferred Shares in, and to determine the designation of the Second Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the Second Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 1.2.

1.2(b) Ranking of Second Preferred Shares:  The Second Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 1.2(a).

1.2(c)Voting Rights: Holders of Second Preferred Shares shall not be entitled as such to vote at, any general meeting of shareholders of the Corporation.  Holders of Second Preferred Shares shall be given notice of and be invited to attend meetings of voting shareholders of the Corporation.

1.3                      The Common Shares (the "Common Shares") as a class have attached thereto the following rights, privileges, restrictions and conditions:

1.3(a)
Dividends: The holders of the Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with Class "A" Shares, the board of directors may, in their sole discretion, declare dividends on the Class "A" Shares to the exclusion of any other class of shares of the Corporation.

1.3(b)
Participation Upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to the Common Shares, be entitled to participate in any distribution of the assets of the Corporation.

1.3(c)                                Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation, except for meetings at which only holders of a specified class or series are entitled to vote, and to one vote in respect of each Common Share held at all such meetings.

SCHEDULE II

to

ARTICLES OF CONTINUANCE

Quest Capital Corp.
(the "Corporation")

8(2)     Details of Incorporation

The Corporation (formerly known as Viceroy Resource Corporation until it changed its name to Quest Capital Corp. effective June 30, 2003) was incorporated under the British Columbia Company Act effective April 6, 1984 (Incorporation No. BC0276587) as a result of an amalgamation pursuant to the British Columbia Company Act between B & B Resources Inc. (British Columbia Incorporation No. BC0265887) and Viceroy Petroleums Ltd. (British Columbia Incorporation No. BC0219111). The Corporation completed a vertical amalgamation with its wholly-owned subsidiary, Quest Mortgage Corp., effective December 31, 2006.

SCHEDULE III

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ARTICLES OF CONTINUANCE

9   Other Provisions

The directors may, if the articles of the corporation so provide, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.